THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

								July 3, 2007

Ms. Cicely LaMothe
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Atlas Futures Fund, Limited Partnership (the "Fund")
 	Form 10-K for the year ended 12/31/2006 Filed 4/2/2007
 	File No. 333-53111

Dear Ms. LaMothe,

 	We have reproduced below the comments provided in your letter to the Issuer of June 27, 2007, and have supplied responses immediately following each of the comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 9A. Controls and Procedures, page 7

1.	We have read your response to comment one. Tell us how the changes to your disclosure controls and procedures impacted your evaluation of the effectiveness of their design and operation.

Response:	The Fund has finalized its revision to Section 9A in the 10-K amendment filed concurrently with this letter, as follows:

In the Fund's previously-filed Annual Report on Form 10-K for the year ended December 31, 2006 (the "Annual Report"), the General Partner of the Fund, under the actions of its sole principal, Michael Pacult, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) with respect to the Fund as of December 31, 2006 and found them adequate. In May, 2007, management was informed by the SEC that its financials did not conform to SEC requirements because (1) the financials contained only two, and not three, years of financial information for the statements of operations, changes in net assets, and cash flows, and (2) the audit opinion did not cover all financial periods stated.

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Because of these omissions, management has re-evaluated its prior conclusion regarding the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006 with respect to the Fund. Based upon Mr. Pacult's re-evaluation, conducted under Exchange Act Rules 13a-15 or 15d-15(e), he concluded that the omissions were caused by a personnel problem, were the result of obvious human error and lack of attention to detail, and that the Fund's disclosure controls and procedures were accordingly not effective to prevent or catch this type of error as of December 31, 2006. To remediate the situation, Mr. Pacult has severely reprimanded those persons who prepared and reviewed the financial statements included in the Annual Report. Mr. Pacult accepts total responsibility for the financial statements of the Fund and filings made with the SEC, including the Annual Report and this Amendment.

There have been no changes in the General Partner's internal controls over the financial reporting applicable to the Fund identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of fiscal year 2006 and through the date of this Amendment that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting applicable to the Fund.

2.	We have read your responses to comments two and three and will monitor your amendment for compliance.

Response:	We are filing the 10-K amendment concurrently with this letter.

We are grateful for the opportunity to present this response and are available to amplify or clarify any information submitted.

								Very truly yours,


								/s/ William S. Scott
								William Sumner Scott
								For the Firm

WSS/lf

cc:	Ashley Capital Management, Inc.
 	General Partner - CPO

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